BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

September 28, 2022

The following changes were made in this Amendment:

Changes to Question 13B

EURONEXT N.V.- Added to Execute or Trade section

HRTEU LIMITED – Added to Execute or Trade section